Exhibit 4.5

Dated

5 November 2018

Share Purchase Agreement

FREMIRO INVESTMENTS (PRIVATE) LIMITED (1)

and

CALEDONIA MINING CORPORATION PLC (2)

Contents

Clause

1. Interpretation	1
2. conditions precedent	4
3. Sale and purchase	5
4. Purchase Price	5
5. Completion	5
6. Lock-In and Orderly Market Undertakings	6
7. Warranties	7
8. Indemnities	10
9. Confidentiality and announcements	11
10. Further assurance	13
11. Assignment	13
12. No agency	14
13. Entire agreement	14
14. Variation and waiver	14
15. Costs	15
16. Notices	15
17. Severance	16
18. Agreement survives Completion	16
19. Third party rights	17
20. Counterparts	17
21. Rights and remedies	17
22. Inadequacy of damages	17
23. Governing law and jurisdiction	18

Schedule

Schedule 1 Conditions	19
1. Shareholder consent	19
2. Other consents and clearances	19
3. Other conditions	19
Schedule 2 Seller's obligations at Completion	20
1. Documents to be delivered at Completion	20
2. Completion board meeting	20
Schedule 3 Warranties	21
Part 1 – Seller Warranties	21
1. Power to sell the Sale Shares	21
2. Shares in the Company	21
3. Information	21
4. Transactions with the Seller and Seller's interests	22
Part 2 – Buyer Warranties	22
1. Power to Issue the Consideration Shares	22
2. Consideration Shares	22
3. Information	23

THIS AGREEMENT is dated 2018

Parties

(1)	Fremiro Investments (Private) Limited, a private company incorporated and registered in Zimbabwe with company number 5/45 whose registered office is at 6th Floor Redbridge, Eastgate, Harare, Zimbabwe (Seller); and

(2)	Caledonia Mining Corporation Plc, a public company incorporated and registered in Jersey with company number 120924 whose registered office is at 3rd Floor, Weighbridge House, St Helier, Jersey, JE2 3NF, Channel Islands (Buyer).

Background

(A)	The Company is a private company limited by shares incorporated in Zimbabwe.

(B)	The Company has an issued share capital comprising: 20,972,000 Founders shares of $0.12c each, 17,548,000 A Class shares of $0.005c each, of which the Sale Shares form a part, 4,280,000 B Class shares of $0.005c each and 1 D Class share of $0.005c.

(C)	The Seller is the owner of the legal and beneficial title to the Sale Shares, which represent 15% of the issued share capital of the Company.

(D)	The Seller has agreed to sell and the Buyer has agreed to buy the Sale Shares subject to the terms and conditions of this agreement.

(E)	The Seller owes the Buyer’s Group $11,467,545 as at 30 June 2018 pursuant to a loan and interest accrued thereon arising from arrangements pursuant to which the Seller became a shareholder in the Company.

Agreed terms

1.	Interpretation

1.1	The definitions and rules of interpretation in this clause apply in this agreement.

$: United States dollar(s), being the lawful currency of the United States of America.

Broker: the Buyer’s appointed broker from time to time who acts as broker in respect of the Buyer’s securities on a particular stock exchange upon which the Buyer’s securities are listed or admitted to trading.

Business Day: a day other than a Saturday, Sunday or public holiday in England when banks in London are open for business.

Buyer’s Solicitors: Gill, Godlonton & Gerrans of 7th Floor, Beverley Court, 100 Nelson Mandela Avenue, Harare, Zimbabwe.

Buyer Warranties: the warranties and representations given by the Buyer pursuant to clauses 7.11 to 7.20 inclusive and set out in Part 2 of Schedule 3.

Claim: a claim for breach of any of the Warranties.

Company: Blanket Mine (1983) (Private) Limited, a private company limited by shares incorporated and registered in Zimbabwe with company number 172/69.

Completion: completion of the sale and purchase of the Sale Shares in accordance with this agreement.

Completion Date: has the meaning given in clause 5.2.

Conditions: the conditions to Completion, being the matters set out in Schedule 1.

Consideration Shares: 727,266 common shares of no par value in the Buyer at an issue price of $7.15 per share.

Disposal: directly or indirectly, unconditionally or conditionally, transfer, sell, assign, swap, charge, mortgage, pledge, grant options or other rights over, encumber or otherwise dispose of (or agree to transfer, sell, assign, swap, charge, mortgage, pledge, grant options or other rights over, encumber or otherwise dispose of) and the expression "dispose of" shall be construed accordingly.

Encumbrance: any interest or equity of any person (including any right to acquire, option or right of pre-emption) or any mortgage, charge, pledge, lien, assignment, hypothecation, security interest, title retention or any other security agreement or arrangement.

Facilitation Loan: the loan and accrued interest thereon as referred to at (E) of the Background above, which the parties acknowledge and agree represents the amount outstanding owed by the Seller to the Buyer’s Group as at 30 June 2018 in accordance with arrangements pursuant to which the Seller became a shareholder in the Company.

Group: in relation to a company, that company, any subsidiary or any holding company from time to time of that company, and any subsidiary from time to time of a holding company of that company. Each company in a Group is a member of the Group.

Indemnity Claim: a claim for breach of any of the indemnities in clause 8.

Interim Period: the period from (and including) the date of this agreement up to (and including) the Completion Date or, if earlier, the termination of this agreement in accordance with its terms.

Lock-in Period: the period of 6 months commencing on the Completion Date.

Longstop Date: on 31 December 2018 or such other date as may be agreed by the Buyer and the Seller in writing.

Orderly Market Date: the date falling 12 months after the Completion Date.

Purchase Price: has the meaning given in clause 4.1.

Sale Shares: 6,420,000 A Class shares of $0.005c each in the Company.

Seller’s Solicitors: Scanlen & Holderness of 13th Floor CABS Centre, 74 Jason Moyo Ave, Harare, P.O. Box 188 & 631 Harare, Zimbabwe.

Seller Warranties: the warranties and representations given by the Seller pursuant to clauses 7.1 to 7.10 inclusive and set out in Part 1 of Schedule 3.

Transaction: the transaction contemplated by this agreement or any part of that transaction.

Transaction Documents: this agreement and any other document (if any) to be entered into pursuant to this agreement in connection with the Transaction.

Warranties: the warranties and representations given by the parties pursuant to clause 7 and set out in Schedule 3.

1.2	Clause, Schedule and paragraph headings shall not affect the interpretation of this agreement.

1.3	References to clauses and Schedules are to the clauses of and Schedules to this agreement and references to paragraphs are to paragraphs of the relevant Schedule.

1.4	The Schedules form part of this agreement and shall have effect as if set out in full in the body of this agreement. Any reference to this agreement includes the Schedules.

1.5	A reference to this agreement, or any other agreement or document referred to in this agreement, is a reference to this agreement or such other agreement or document as varied or novated (in each case, other than in breach of the provisions of this agreement) from time to time.

1.6	Unless the context otherwise requires, words in the singular shall include the plural and the plural shall include the singular.

1.7	Unless the context otherwise requires, a reference to one gender shall include a reference to the other genders.

1.8	A person includes a natural person, corporate or unincorporated body (whether or not having separate legal personality).

1.9	This agreement shall be binding on and enure to the benefit of the parties to this agreement and their respective successors and permitted assigns, and references to a party shall include that party’s successors and permitted assigns.

1.10	A reference to a company shall include any company, corporation or other body corporate, wherever and however incorporated or established.

1.11	Unless expressly provided otherwise in this agreement, a reference to writing or written includes fax and email.

1.12	Any words following the terms including, include, in particular, for example or any similar expression shall be construed as illustrative and shall not limit the sense of the words, description, definition, phrase or term preceding those terms.

1.13	References to a document in agreed form are to that document in the form agreed by the parties and initialled by them or on their behalf for identification.

1.14	Unless otherwise provided, a reference to a statute or statutory provision is a reference to it as amended, extended or re-enacted from time to time.

1.15	A reference to a statute or statutory provision shall include all subordinate legislation made from time to time under that statute or statutory provision.

1.16	Any obligation on a party not to do something includes an obligation not to allow that thing to be done.

1.17	A reference to a particular time is to the local time in Zimbabwe.

2.	Conditions Precedent

2.1	Completion is subject to and conditional upon the Conditions being satisfied (or waived by the Buyer in accordance with clause 2.6) before 6.00pm on the Longstop Date.

2.2	If any Condition is not fully satisfied (or waived by the Buyer in accordance with clause 2.6) then, except as provided in clause 2.3, this agreement shall automatically terminate with immediate effect at 6:00pm on the Longstop Date.

2.3	If this agreement terminates in accordance with clause 2.2 or is terminated pursuant to clause 5.4(c) or clause 7.6(a) or clause 7.16(a), it will immediately cease to have any further force and effect except for:

(a)	any provision of this agreement that expressly or by implication is intended to come into or continue in force on or after termination (including clause 1 (Interpretation), clause 2.2 and this clause 2.3 (Conditions precedent), clause 9 (Confidentiality and announcements) and clause 13 (Entire agreement) to clause 23 (Governing law and jurisdiction) (inclusive)), each of which shall remain in full force and effect; and

(b)	any rights, remedies, obligations or liabilities of the parties that have accrued before termination.

2.4	The Seller and the Buyer shall use their best endeavours to procure (so far as it lies within their respective powers so to do) that the Conditions are satisfied as soon as practicable.

2.5	The Buyer and the Seller shall co-operate fully in all actions necessary to procure the satisfaction of the Conditions including (but not limited to) the provision by the parties of all information reasonably necessary to make any notification or filing that the Buyer deems to be necessary or as required by any relevant authority, keeping the other party informed of the progress of any notification or filing and providing such other assistance as may reasonably be required and the parties shall furnish copies of regulatory applications and approvals to each other as soon as reasonably practicable.

2.6	The Buyer may, to the extent that it is legally entitled to do so and to such extent as it thinks fit (with the Seller’s written consent), waive any of the Conditions.

3.	Sale and purchase

3.1	On the terms of this agreement and subject to the Conditions, at Completion the Seller shall sell and the Buyer shall buy the Sale Shares with full title guarantee and free from all Encumbrances, together with all rights that attach (or may in the future attach) to the Sale Shares including, in particular, the right to receive all dividends and distributions declared, made or paid on or after the date of this agreement.

3.2	The Buyer is not obliged to complete the purchase of any of the Sale Shares unless the purchase of all the Sale Shares is completed simultaneously.

4.	Purchase Price

4.1	The total consideration for the sale of the Sale Shares is the sum of $16,667,000 (Purchase Price), which shall be paid by the Buyer to the Seller on Completion by:

(a)	the cancellation of the Facilitation Loan; and

(b)	the issue of the Consideration Shares to the Seller.

5.	Completion

5.1	Completion shall take place on the Completion Date at the offices of the Buyer's Solicitors or at such other place as is agreed by the parties in writing.

5.2	The Completion Date shall be 30 November 2018, unless:

(a)	the Conditions have not been fully satisfied (or waived by the Buyer in accordance with clause 2.6) on or before that date, in which event the Completion Date shall be:

(i)	the second Business Day after all of the Conditions have been fully satisfied (or waived); or

(ii)	any other date agreed by the Seller and the Buyer in writing; or

(b)	Completion is deferred in accordance with clause 5.4, in which event the Completion Date shall be the date to which Completion is so deferred.

5.3	At Completion:

(a)	the Seller shall:

(i)	deliver or cause to be delivered to the Buyer the items listed in paragraph 1 of Schedule 2;

(ii)	deliver a certified copy of the resolutions in agreed form of the Seller’s board of directors approving Completion and the execution and delivery of any Transaction Documents to be delivered by the Seller at Completion.

(iii)	deliver any other documents referred to in this agreement as being required to be delivered by the Seller at Completion; and

(b)	the Buyer shall (subject to the Seller complying with clause 5.3(a)):

(i)	deliver a copy of a consent by Caledonia Holdings Zimbabwe (Private) Limited to the Transaction;

(ii)	issue the Consideration Shares in accordance with clause 4.1(b) and provide a copy of the updated share register showing the Seller as the holder of the Consideration Shares and a copy of the share certificate relating thereto, the original of which shall be delivered to the Seller as soon as reasonably practicable; and

(iii)	deliver a certified copy of the resolutions in agreed form of the Buyer’s board of directors approving Completion and the execution and delivery of any Transaction Documents to be delivered by the Buyer at Completion.

(c)	subject to the Seller complying with clause 5.3(a), the Facilitation Loan shall be considered repaid in its entirety as partial consideration for the purchase of the Sale Shares by the Buyer and the Facilitation Loan shall thereafter be cancelled.

5.4	If the Seller does not comply with its obligations in clause 5.3 in any material respect, the Buyer may (at its sole discretion and without prejudice to any other rights or remedies it has, including the right to claim damages for breach of this agreement):

(a)	proceed to Completion;

(b)	defer Completion to a date no more than 30 days after the date on which Completion would otherwise have taken place; or

(c)	terminate this agreement by notice in writing to the Seller (in which case clause 2.3 shall apply).

5.5	The Buyer may defer Completion under clause 5.4(b) as many times as it wishes, but otherwise this clause 5 applies to a Completion so deferred as it applies where Completion has not been deferred.

6.	Lock-In and Orderly Market Undertakings

6.1	The Seller undertakes to the Buyer that:

(a)	it will not, during the Lock-in Period, Dispose of any interest in the Consideration Shares; and

(b)	following expiry of the Lock-in Period, it will not up to and including the Orderly Market Date without the prior written consent of the Buyer Dispose of any interest in the Consideration Shares other than through the Broker subject to the terms relating to price and execution offered by the Broker being generally no less favourable than other brokers at that time.

6.2	The undertakings set out in clause 6.1 shall not apply:

(a)	in the event of an intervening court order;

(b)	to the acceptance of a general offer (in accordance with any applicable rules governing takeovers) made to shareholders of the Buyer (or to all such shareholders other than the offeror and/or any persons acting in concert with the offeror) to acquire all the issued shares of the Buyer (other than any shares already owned by the offeror and any person acting in concert with the offeror) or to the execution of an irrevocable undertaking to accept such offer;

(c)	to any Disposal pursuant to a compromise or arrangement between the Buyer and its creditors (or any class of them) or between the Buyer and its members (or any class of them) and which is agreed to by the requisite majority of the members (or class of members) or creditors (or class of creditors), as the case may be, and sanctioned by the court;

(d)	to a Disposal pursuant to an offer by the Buyer to purchase its own shares which is made on identical terms to the holders of shares of the same class;

(e)	to any Disposal by the Seller to a person who, in the reasonable opinion of the Buyer (having been provided by the Seller with whatever evidence the Buyer deems necessary), is associated with the Seller provided that in the event that any transferee under this clause 6.2(e) ceases, prior to the Orderly Market Date, to be so associated with the Seller, such transferee shall transfer the Consideration Shares back to the Seller,

PROVIDED THAT in the case of clause 6.2(b) and clause 6.2(e) the transferee shall enter into an agreement to be bound by restrictions similar to those set out in this clause 6.

7.	Warranties

Seller Warranties

7.1	The Seller acknowledges that the Buyer is entering into this agreement on the basis of, and in reliance on, the Seller Warranties.

7.2	The Seller warrants and represents to the Buyer that each Seller Warranty is true, accurate and not misleading as at the date of this agreement.

7.3	The Seller Warranties are deemed to be repeated on each day of the Interim Period by reference to the facts then existing. Any reference made to the date of this agreement (whether express or implied) in relation to any Seller Warranty shall be construed, in connection with the repetition of the Seller Warranties, as a reference to the date of such repetition.

7.4	The Seller shall not do anything during the Interim Period that would be materially inconsistent with any term of this agreement including any of the Seller Warranties, or cause any Seller Warranty to be untrue, inaccurate or misleading in any material respect.

7.5	If at any time during the Interim Period the Seller becomes aware of a fact or circumstance which constitutes (or which is reasonably expected to constitute) a breach of a Seller Warranty, or which would cause (or is reasonably expected to cause) a Seller Warranty to be untrue, inaccurate or misleading, it shall promptly:

(a)	notify the Buyer in writing of the relevant fact or circumstance; and

(b)	if requested by the Buyer, use its best endeavours to remedy or prevent (as the case may be) the notified breach or anticipated breach.

7.6	If at any time during the Interim Period it becomes apparent that a Seller Warranty has been breached, is untrue, inaccurate or misleading, or that the Seller has breached any other term of this agreement that is material to the Transaction the Buyer may (at its sole discretion and without prejudice to any other rights or remedies it has, including the right to claim damages for breach of this agreement):

(a)	terminate this agreement by notice in writing to the Seller (in which case clause 2.3 shall apply); or

(b)	proceed to Completion.

7.7	Without prejudice to the Buyer’s right to claim on any other basis, or to take advantage of any other remedies available to it, if any Seller Warranty is breached or proves to be untrue, inaccurate or misleading, the Seller covenants to pay to the Buyer on demand:

(a)	all costs and expenses (including, without limitation, damages, legal and other professional fees and costs, penalties, expenses and consequential losses whether arising directly or indirectly) incurred by the Buyer, as a result of the Seller Warranty being untrue, inaccurate or misleading (including a reasonable amount in respect of management time); and

(b)	if any sum payable under clause 7.7(a) is subject to tax in the hands of the Buyer, the additional amount required to ensure that the net amount received by the Buyer is the amount that the Buyer would have received if the payment was not subject to tax.

7.8	Each of the Seller Warranties is separate and, unless otherwise specifically provided, is not limited by reference to any other Seller Warranty or any other provision in this agreement.

7.9	No information of which the Buyer (or any of its agents or advisers) has knowledge (in each case whether actual, constructive or imputed), or which could have been discovered (whether by investigation made by the Buyer or on its behalf or otherwise), shall prejudice or prevent any Claim by the Buyer or reduce the amount recoverable under any such Claim.

7.10	For the avoidance of doubt, the rights and remedies of the Buyer in respect of any Claim shall not be affected by Completion or any termination of (or the Buyer’s failure to terminate) this agreement.

Buyer Warranties

7.11	The Buyer acknowledges that the Seller is entering into this agreement on the basis of, and in reliance on, the Buyer Warranties.

7.12	The Buyer warrants and represents to the Seller that each Buyer Warranty is true, accurate and not misleading as at the date of this agreement.

7.13	The Buyer Warranties are deemed to be repeated on each day of the Interim Period by reference to the facts then existing. Any reference made to the date of this agreement (whether express or implied) in relation to any Buyer Warranty shall be construed, in connection with the repetition of the Buyer Warranties, as a reference to the date of such repetition.

7.14	The Buyer shall not do anything during the Interim Period that would be materially inconsistent with any term of this agreement including any of the Buyer Warranties, or cause any Buyer Warranty to be untrue, inaccurate or misleading in any material respect.

7.15	If at any time during the Interim Period the Buyer becomes aware of a fact or circumstance which constitutes (or which is reasonably expected to constitute) a breach of a Buyer Warranty, or which would cause (or is reasonably expected to cause) a Buyer Warranty to be untrue, inaccurate or misleading, it shall promptly:

(a)	notify the Seller in writing of the relevant fact or circumstance; and

(b)	if requested by the Seller, use its best endeavours to remedy or prevent (as the case may be) the notified breach or anticipated breach.

7.16	If at any time during the Interim Period it becomes apparent that a Buyer Warranty has been breached, is untrue, inaccurate or misleading, or that the Buyer has breached any other term of this agreement that is material to the Transaction the Seller may (at its sole discretion and without prejudice to any other rights or remedies it has, including the right to claim damages for breach of this agreement):

(a)	terminate this agreement by notice in writing to the Buyer (in which case clause 2.3 shall apply); or

(b)	proceed to Completion.

7.17	Without prejudice to the Seller’s right to claim on any other basis, or to take advantage of any other remedies available to it, if any Buyer Warranty is breached or proves to be untrue, inaccurate or misleading, the Buyer covenants to pay to the Seller on demand:

(a)	all costs and expenses (including, without limitation, damages, legal and other professional fees and costs, penalties, expenses and consequential losses whether arising directly or indirectly) incurred by the Seller, as a result of the Buyer Warranty being untrue, inaccurate or misleading (including a reasonable amount in respect of management time); and

(b)	if any sum payable under clause 7.17(a) is subject to tax in the hands of the Seller, the additional amount required to ensure that the net amount received by the Seller is the amount that the Seller would have received if the payment was not subject to tax.

7.18	Each of the Buyer Warranties is separate and, unless otherwise specifically provided, is not limited by reference to any other Buyer Warranty or any other provision in this agreement.

7.19	No information of which the Seller (or any of its agents or advisers) has knowledge (in each case whether actual, constructive or imputed), or which could have been discovered (whether by investigation made by the Seller or on its behalf or otherwise), shall prejudice or prevent any Claim by the Seller or reduce the amount recoverable under any such Claim.

7.20	For the avoidance of doubt, the rights and remedies of the Seller in respect of any Claim shall not be affected by Completion or any termination of (or the Buyer’s failure to terminate) this agreement.

8.	Indemnities

8.1	Without limiting any other rights or remedies the Buyer may have, the Seller shall indemnify the Buyer against all liabilities, costs, expenses, damages and losses (including but not limited to any direct, indirect or consequential losses, loss of profit, loss of reputation and all interest, penalties and legal costs (calculated on a full indemnity basis) and all other professional costs and expenses) suffered or incurred by the Buyer arising out of or in connection with any breach of a Seller Warranty or breach of this agreement by the Seller.

8.2	Any payment made by the Seller in respect of an Indemnity Claim shall include:

(a)	an amount in respect of all costs and expenses incurred by the Buyer in bringing the relevant Indemnity Claim (including a reasonable amount in respect of management time); and

(b)	any amount necessary to ensure that, after the deduction of any tax due on the payment, the Buyer is left with the same amount it would have had if the payment was not subject to tax.

8.3	Without limiting any other rights or remedies the Seller may have, the Buyer shall indemnify the Seller against all liabilities, costs, expenses, damages and losses (including but not limited to any direct, indirect or consequential losses, loss of profit, loss of reputation and all interest, penalties and legal costs (calculated on a full indemnity basis) and all other professional costs and expenses) suffered or incurred by the Seller arising out of or in connection with any breach of a Buyer Warranty or breach of this agreement by the Seller.

8.4	Any payment made by the Seller in respect of an Indemnity Claim shall include:

(a)	an amount in respect of all costs and expenses incurred by the Seller in bringing the relevant Indemnity Claim (including a reasonable amount in respect of management time); and

(b)	any amount necessary to ensure that, after the deduction of any tax due on the payment, the Seller is left with the same amount it would have had if the payment was not subject to tax.

9.	Confidentiality and announcements

9.1	The Seller undertakes to the Buyer that it shall:

(a)	keep confidential the terms of this agreement and all confidential information or trade secrets in its knowledge or possession concerning the business, affairs, customers, clients or suppliers of the Company;

(b)	not disclose any of the information referred to in clause 9.1(a) (whether in whole or in part) to any third party, except as expressly permitted by this clause 9; and

(c)	not make any use of any of the information referred to in clause 9.1(a), other than to the extent necessary for the purpose of exercising or performing its rights and obligations under this agreement.

9.2	The Buyer undertakes to the Seller that it shall keep confidential the terms of this agreement, except as expressly permitted by this clause 9.

9.3	Notwithstanding any other provision of this agreement, neither party shall be obliged to keep confidential or to restrict its use of any information that:

(a)	is or becomes generally available to the public (other than as a result of its disclosure by the receiving party or any person to whom it has disclosed the information in accordance with clause 9.4(a) in breach of this agreement); or

(b)	was, is or becomes available to the receiving party on a non-confidential basis from a person who, to the receiving party’s knowledge, is not bound by a confidentiality agreement and is not otherwise prohibited from disclosing the information to the receiving party.

9.4	Either party may disclose any information that it is otherwise required to keep confidential under this clause 9:

(a)	to any employees, officers, consultants, representatives or advisers of any member of its Group who need to know such information for the purposes of advising on this agreement, or to facilitating the Transaction, provided that the party making the disclosure informs the recipients of the confidential nature of the information before disclosure and procures that the recipients shall, in relation to any such information disclosed to them, comply with the obligations set out in this clause 9 as if they were that party. The party making a disclosure under this clause 9.4(a) shall, at all times, be liable for the failure of its recipients to comply with the obligations set out in this clause;

(b)	in the case of the Buyer only, to a proposed transferee of the Sale Shares for the purpose of enabling the proposed transferee to evaluate the proposed transfer;

(c)	with the prior consent in writing of the other party;

(d)	to confirm that the Transaction has taken place, or the date of the Transaction (but without otherwise revealing any other terms of the Transaction or making any other announcement);

(e)	to the extent that the disclosure is required:

(i)	by the laws of any jurisdiction to which the disclosing party is subject;

(ii)	by an order of any court of competent jurisdiction, or any regulatory, judicial, governmental or similar body, or any tax authority or securities exchange of competent jurisdiction;

(iii)	to make any filing with, or obtain any authorisation from, a regulatory, governmental or similar body, or any tax authority or securities exchange of competent jurisdiction; or

(iv)	to protect the disclosing party’s interest in any legal proceedings,

PROVIDED that in each case (and to the extent it is legally permitted to do so) the disclosing party gives the other party as much notice of the disclosure as possible and, where notice of disclosure is not prohibited and is given in accordance with this clause, it takes into account the reasonable requests of the other party in relation to the content of the disclosure.

9.5	Each party shall supply the other party with such information about itself, its Group or this agreement as the other party may reasonably require for the purposes of satisfying the requirements of any law or any judicial, governmental, regulatory or similar body or any tax authority or securities exchange of competent jurisdiction.

9.6	Subject to clause 9.7 to clause 9.8 (inclusive), neither party shall make, or permit any person to make, any public announcement or communication concerning this agreement or the Transaction without the prior written consent of the other party (such consent not to be unreasonably withheld or delayed).

9.7	Nothing in clause 9.6 shall prevent either party from making an announcement required by law or any governmental or regulatory authority, any securities exchange or any court or other authority of competent jurisdiction provided that the party required to make the announcement consults with the other party and takes into account the reasonable requests of the other party in relation to the content of such announcement before it is made.

9.8	The Buyer may at any time after Completion announce its acquisition of the Sale Shares to any employees, clients, customers or suppliers of the Company or any other member of the Buyer’s Group.

10.	Further assurance

10.1	At its own expense, the Seller shall (and shall use reasonable endeavours to procure that any relevant third party shall) promptly execute and deliver such documents and perform such acts as the Buyer may reasonably require from time to time for the purpose of giving full effect to this agreement.

10.2	At its own expense, the Buyer shall (and shall use reasonable endeavours to procure that any relevant third party shall) promptly execute and deliver such documents and perform such acts as the Seller may reasonably require from time to time for the purpose of giving full effect to this agreement.

10.3	The Seller undertakes to the Buyer that, if and for so long as it remains the registered holder of any of the Sale Shares after Completion, it shall:

(a)	hold such Sale Shares together with all dividends and any other distributions of profits or other assets in respect of such Sale Shares, and all rights arising out of or in connection with them, in trust for the Buyer;

(b)	deal with and dispose of such Sale Shares, dividends, distributions, assets and rights as the Buyer shall direct;

(c)	exercise all voting rights attached to such Sale Shares in such manner as the Buyer shall direct; and

(d)	if required by the Buyer, execute all instruments of proxy or other documents as may be necessary to enable the Buyer to attend and vote at any meeting of the Company.

11.	Assignment

11.1	Subject to the further provisions of this clause 11, no party shall assign, mortgage, charge, declare a trust of or deal in any other manner with any or all of its rights and obligations under this agreement.

11.2	The Buyer may assign or transfer its rights (but not its obligations) under this agreement (or any document referred to in this agreement) to:

(a)	another member of its Group for so long as that company remains a member of the Buyer’s Group. The Buyer shall procure that any company assigns any rights assigned to it in accordance with this clause 11 back to the Buyer or to such other member of the Buyer’s Group as it may nominate immediately before that company ceases to be a member of the Buyer’s Group; or

(b)	any person to whom the Sale Shares are sold or transferred by the Buyer following Completion.

11.3	If there is an assignment or transfer of the Buyer’s rights under this agreement in accordance with clause 11.2:

(a)	the Seller may discharge its obligations under this agreement to the Buyer until it receives notice of the assignment or transfer; and

(b)	the assignee or transferee may enforce this agreement as if it were named in this agreement as the Buyer, but the Buyer shall remain liable for any obligations under this agreement.

12.	No agency

Each party confirms it is acting on its own behalf in relation to the Transaction and not for the benefit of any other person.

13.	Entire agreement

This agreement (together with the other Transaction Documents) constitute the entire agreement between the parties and supersedes and extinguishes all previous discussions, correspondence, negotiations, drafts, agreements, promises, assurances, warranties, representations and understandings between them, whether written or oral, relating to their subject matter.

14.	Variation and waiver

14.1	No variation of this agreement shall be effective unless it is in writing and signed by the parties (or their authorised representatives).

14.2	A waiver of any right or remedy under this agreement or by law is only effective if given in writing and signed by the person waiving such right or remedy. Any such waiver shall apply only to the circumstances for which it is given and shall not be deemed a waiver of any subsequent breach or default.

14.3	A failure or delay by any person to exercise any right or remedy provided under this agreement or by law shall not constitute a waiver of that or any other right or remedy, nor shall it prevent or restrict any further exercise of that or any other right or remedy. No single or partial exercise of any right or remedy provided under this agreement or by law shall prevent or restrict the further exercise of that or any other right or remedy.

14.4	A party that waives a right or remedy provided under this agreement or by law in relation to one party, or takes or fails to take any action against that party, does not affect its rights in relation to any other party.

15.	Costs

15.1	Except as expressly provided in this agreement, each party shall pay its own costs and expenses incurred in connection with the negotiation, preparation and execution of this agreement (and the other Transaction Documents).

15.2	Without prejudice to any other right or remedy the Buyer may have, the Seller shall indemnify the Buyer against all costs and expenses incurred by the Buyer in negotiating, preparing, executing, rescinding or terminating this agreement (and the other Transaction Documents) in the event that:

(a)	the Buyer terminates this agreement in accordance with clause 5.4 or clause 7.6; or

(b)	this agreement terminates and ceases to have effect in accordance with clause 2.2 because any of the Conditions in paragraphs 2.1 or 1.1(a)(i)(A) of Schedule 1 have not been fully satisfied or waived.

16.	Notices

16.1	For the purposes of this clause 16, but subject to clause 16.6, notice includes any other communication.

16.2	A notice given to a party under or in connection with this agreement:

(a)	shall be in writing and in English;

(b)	shall be signed by or on behalf of the party giving it;

(c)	shall be sent to the party for the attention of the contact and to the address specified in clause 16.3, or such other contact or address as that party may notify accordance with clause 16.4; and

(d)	shall be:

(i)	delivered by hand;

(ii)	sent by pre-paid first class post or another next working day delivery service providing proof of delivery; or

(iii)	sent by pre-paid airmail providing proof of delivery.

16.3	The addresses and contacts for service of notices are:

(a)	Seller

(i)	address: 6th Floor Redbridge, Eastgate, Harare, Zimbabwe

(ii)	for the attention of: July Ndlovu, Director

(b)	Buyer

(i)	address: 3rd Floor, Weighbridge House, Weighbridge, St Helier, Jersey JE2 3NF, Channel Islands

(ii)	for the attention of: Mark Learmonth, Chief Financial Officer

16.4	A party may change its details for service of notices as specified in clause 16.3 by giving notice, the change taking effect for the party notified of the change at 6.00 pm on the later of:

(a)	the date, if any, specified in the notice as the effective date for the change; and

(b)	the date five Business Days after deemed receipt of the notice.

16.5	A notice is deemed to have been received (provided that all other requirements in this clause have been satisfied):

(a)	if delivered by hand, on signature of a delivery receipt or at the time the notice is left at the address;

(b)	if sent by pre-paid first class post or another next working day delivery service providing proof of delivery, at 9.00 am on the second Business Day after posting or at the time recorded by the delivery service;

(c)	if sent by pre-paid airmail providing proof of delivery, at 9.00 am on the fifth Business Day after posting; or

(d)	PROVIDED that if deemed receipt under the previous paragraphs of this clause 16.5 would occur outside Usual Business Hours, the notice shall be deemed to have been received when Usual Business Hours next recommence. For the purposes of this clause, Usual Business Hours means 9.00 am to 5.30 pm local time on any day which is not a Saturday, Sunday or public holiday in the place of receipt of the notice.

16.6	This clause 16 does not apply to the service of any proceedings or other documents in any legal action or, where applicable, any arbitration or other method of dispute resolution.

16.7	A notice given under or in connection with this agreement is not valid if sent by email.

17.	Severance

If any provision or part-provision of this agreement is or becomes invalid, illegal or unenforceable, it shall be deemed modified to the minimum extent necessary to make it valid, legal and enforceable. If such modification is not possible, the relevant provision or part-provision shall be deemed deleted. Any modification to or deletion of a provision or part-provision under this clause shall not affect the validity and enforceability of the rest of this agreement.

18.	Agreement survives Completion

This agreement (other than obligations that have already been fully performed) remains in full force after Completion.

19.	Third party rights

19.1	Except as expressly provided in clause 19.2, this agreement does not give rise to any rights of third parties to enforce any term of this agreement.

19.2	The following provisions are intended to benefit future buyers of the Sale Shares and (to the extent that it is identified in the relevant clauses as a recipient of rights or benefits under that clause) the Company and shall be enforceable by each of them to the fullest extent permitted by law:

(a)	Clauses 7.1 to 7.10 (inclusive) and Part 1 of Schedule 3 (Seller Warranties);

(b)	Clause 8 (Indemnities); and

(c)	Clause 9 (Confidentiality and announcements).

19.3	The rights of the parties to rescind or vary this agreement are not subject to the consent of any other person.

20.	Counterparts

20.1	This agreement may be executed in any number of counterparts, each of which when executed and delivered shall constitute a duplicate original, but all the counterparts shall together constitute the one agreement.

20.2	Transmission of an executed counterpart of this agreement (but for the avoidance of doubt not just a signature page) by email (in PDF, JPEG or other agreed format) shall take effect as delivery of an executed counterpart of this agreement. If this method of delivery is adopted, without prejudice to the validity of the agreement thus made, each party shall provide the other with the “wet-ink” counterpart as soon as reasonably possible thereafter.

20.3	No counterpart shall be effective until each party has executed and delivered at least one counterpart.

21.	Rights and remedies

Except as expressly provided in this agreement, the rights and remedies provided under this agreement are in addition to, and not exclusive of, any rights or remedies provided by law.

22.	Inadequacy of damages

Without prejudice to any other rights or remedies that the Buyer may have, the Seller acknowledges and agrees that damages alone would not be an adequate remedy for any breach of the terms of clause 9 by the Seller. Accordingly, the Buyer shall be entitled to the remedies of injunction, specific performance or other equitable relief for any threatened or actual breach of the terms of clause 9 of this agreement.

23.	Governing law and jurisdiction

23.1	This agreement and any dispute or claim arising out of or in connection with it or its subject matter or formation shall be governed by and construed in accordance with the law of Zimbabwe.

23.2	Each party irrevocably agrees that the courts of Zimbabwe shall have exclusive jurisdiction to settle any dispute or claim arising out of or in connection with this agreement or its subject matter or formation.

This agreement has been entered into on the date stated at the beginning of it.

Schedule	1 Conditions

1.	Shareholder consent

If required by the rules or the determination of a regulator of a stock exchange upon which the securities of the Buyer are traded, the despatch by the Buyer to its shareholders of a circular and the passing, at a duly convened general meeting of the Buyer, of resolutions to approve the purchase of the Sale Shares by the Buyer.

2.	Other consents and clearances

2.1	The issue to the Seller of a capital gains tax clearance certificate by the Zimbabwe Revenue Authority in respect of the Sale Shares.

2.2	The grant, in terms satisfactory to the Buyer, of all those consents, authorisations or similar clearances which are:

(a)	required by any government, regulatory body or authority for Completion including, but not limited to:

(i) by the Reserve Bank of Zimbabwe:

(A)	for exchange control purposes to enable the Seller to hold shares in the Buyer; and

(B)	for the Buyer’s Group to be allowed to hold further shares in the Company; or

(ii)	by any stock exchange on which the Buyer’s securities are traded to enable the Consideration Shares to be listed or admitted to trading on such exchange; or

(iii) in the reasonable opinion of the Buyer, necessary or desirable for Completion.

3.	Other conditions

No person:

(a)	having commenced, or threatened to commence, any proceedings or investigation for the purpose of prohibiting or otherwise challenging or interfering with the Transaction;

(b)	having taken or threatened to take any action as a result of, or in anticipation of, the Transaction that would be materially inconsistent with any of the Warranties; or

(c)	having enacted or proposed any legislation (including any subordinate legislation) which would prohibit, materially restrict or materially delay the implementation of the Transaction or the operations of the Company.

Schedule 2   Seller's obligations at Completion

1.	Documents to be delivered at Completion

At Completion the Seller shall deliver (or cause to be delivered) to the Buyer:

(a)	a transfer notice in accordance with article 29 of the Company’s articles of association;

(b)	the definitive share certificates for the Sale Shares or an indemnity, in agreed form, for any lost certificates;

(c)	any waivers, consents or other documents required to enable the Buyer or any member of its Group to be registered as the holder of the Sale Shares, in each case in agreed form;

(d)	if requested by the Buyer, an irrevocable power of attorney, in agreed form, duly executed by the Seller in favour of the Buyer to secure its interest in the Sale Shares pending registration of the transfer in the Company’s register of members;

(e)	the original of any power of attorney under which this agreement or any of the documents to be delivered to the Buyer under this paragraph 1 have been executed.

2.	Completion board meeting

The Buyer and the Seller shall cause a board meeting of the Company to be held or a resolution in writing to be passed at or prior to Completion at which the registration of the transfer of the Sale Shares is approved (which approval shall, to the extent necessary, satisfy article 29 of the articles of association of the Company), subject only to the transfer(s) being duly stamped (if required) at the Buyer’s cost.

Schedule 3   Warranties

Part 1 – Seller Warranties

1.	Power to sell the Sale Shares

1.1	The Seller has taken all necessary actions and has all requisite power and authority to enter into and perform this agreement and each of the other Transaction Documents to which it is a party in accordance with their respective terms.

1.2	This agreement and the Transaction Documents to which it is a party constitute (or shall constitute when executed) valid, legal and binding obligations on the Seller in accordance with their respective terms.

1.3	The execution and delivery by the Seller of this agreement and each of the other Transaction Documents to which it is a party, and compliance with their respective terms, shall not breach or constitute a default:

(a)	under the Seller’s articles of association, or any other agreement or instrument to which the Seller is a party or by which the Seller is bound; or

(b)	of any order, judgment, decree or other restriction applicable to the Seller.

2.	Shares in the Company

2.1	The Sale Shares constitute 15% of the allotted and issued share capital of the Company and are fully paid or credited as fully paid, except in so far as the Facilitation Loan is outstanding.

2.2	The Seller is the sole legal and beneficial owner of the Sale Shares and is entitled to transfer the legal and beneficial title to the Sale Shares to the Buyer free from all Encumbrances without the consent of any person apart from Caledonia Holdings Zimbabwe (Private) Limited.

2.3	No Encumbrance has been granted to any person or otherwise exists affecting the Sale Shares.

2.4	No commitment to create any such Encumbrance has been given, nor has any person claimed any right to such an Encumbrance.

3.	Information

3.1	All information given by or on behalf of the Seller (or its agents or advisers) to the Buyer (or its agents or advisers) in the course of the negotiations leading up to this agreement was, when given, and is now, true, accurate, complete and not misleading.

3.2	There is no information that has not been disclosed which, if disclosed, might reasonably be expected to affect the willingness of the Buyer to enter into the Transaction on the terms of this agreement.

4.	Transactions with the Seller and Seller's interests

4.1	There is no outstanding indebtedness or other liability (actual or contingent) and no outstanding contract, commitment or arrangement between the Company and any of the following:

(a)	the Seller or any other member of the Seller’s Group; or

(b)	a director of the Company nominated for appointment by the Seller or a director of any other member of the Seller’s Group (or a person connected with any of them).

4.2	Neither the Seller, nor any member of the Seller’s Group, is entitled to a claim of any nature against the Company, or has assigned to any person the benefit of any such claim.

Part 2 – Buyer Warranties

1.	Power to Issue the Consideration Shares

1.1	The Buyer has taken all necessary actions and has all requisite power and authority to enter into and perform this agreement and each of the other Transaction Documents to which it is a party in accordance with their respective terms.

1.2	This agreement and the Transaction Documents to which it is a party constitute (or shall constitute when executed) valid, legal and binding obligations on the Buyer in accordance with their respective terms.

1.3	The execution and delivery by the Buyer of this agreement and each of the other Transaction Documents to which it is a party, and compliance with their respective terms, shall not breach or constitute a default:

(a)	under the Buyer’s articles of association, or any other agreement or instrument to which the Buyer is a party or by which the Buyer is bound; or

(b)	of any order, judgment, decree or other restriction applicable to the Buyer.

2.	Consideration Shares

2.1	On issue the Consideration Shares will:

(a)	constitute approximately 6.42% of the allotted and issued share capital of the Buyer and will be fully paid or credited as fully paid; and

(b)	rank pari passu all respects with the existing common shares of no par value each in the capital of the Buyer, including the right to receive all dividends declared, made or paid after the Completion Date (save that they shall not rank for any dividend or other distribution of the Buyer declared made, or paid by reference to a record date before the Completion Date).

3.	Information

3.1	All information given by or on behalf of the Buyer (or its agents or advisers) to the Seller (or its agents or advisers) in the course of the negotiations leading up to this agreement was, when given, and is now, true, accurate, complete and not misleading.

3.2	There is no information that has not been disclosed which, if disclosed, might reasonably be expected to affect the willingness of the Seller to enter into the Transaction on the terms of this agreement.

Signed by July Ndlovu for and on behalf of Fremiro Investments (Private) Limited	....................................... Director

Signed by Mark Learmonth for and on behalf of Caledonia Mining Corporation Plc	....................................... Director